Exhibit 99.1

CONSENT OF DIRECTOR NOMINEE

Birkenstock Holding Limited (the “Company”) intends to file a Registration Statement on Form F-1 (together with any amendments or supplements thereto, the “Registration Statement”) registering securities for issuance in its initial public offering.

In connection therewith, I hereby consent, pursuant to Rule 438 of the Securities Act, to being named and described as a nominee to the board of directors of the Company in such Registration Statement, as may be amended from time to time and to the filing or attachment of this consent with such Registration Statement and any amendment or supplement thereto.

Dated: September 15, 2023

By:	/s/ Nisha Kumar
Name: Nisha Kumar